



Que Concha Inc.
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $50,000

Offering End Date: August 18, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Que Concha Inc.

Founded: December 9, 2022

Address: 116 S. Locust
Visalia, CA 93277

Industry: Frozen Dessert Manufacturing

Employees: 2

Website: https://www.queconcha.com/

Use of Funds Allocation:

If the maximum raise is met:

$27,750 (55.50%) – of the proceeds will go towards equipment
$10,000 (20.00%) – of the proceeds will go towards seating
$10,000 (20.00%) – of the proceeds will go towards advertising
$2,250 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 21,800 Followers





Business Metrics:

	FY21	FY22	YTD 6/19/2023
Total Assets	$68,822	$67,159	$69,090
Cash & Cash Equivalents	$69,786	$64,371	$64,255
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$0	$0	$0
Revenue	$186,732	$100,236	$34,776
Cost of Goods Sold	$74,193	$39,758	$6,267
Taxes	$0	$0	$0
Net Income	$32,165	$15,999	$16,106

Recognition:

Que Concha Inc. noticed a lack of spaces in their community designed for families to spend time together that aren't restaurants or bars. They wanted to create a space where their customers could feel inclined to take their children to, and also a place where they can invite their friends, dates, and colleagues to enjoy a sweet treat and drink while learning about Mexican-American culture. Their goal is to provide a more enjoyable experience and noteworthy for their customers. They cater all occasions from a corporate event, luncheons, birthday party, weddings or any event where their customers would like to have their fresh Conchas and Churros.

About:

Que Concha Inc. pride themselves on offering a modernized twist on authentic treats. They create the flavors that shaped their Mexican American lives, like conchas & churros. They infuse each dessert and coffee with real Mexican ingredients, cultural references and delicious flavors.

For more information, contact our Customer Support Team at support@thesmbx.com

